

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

<u>Via E-mail</u>
Mr. Rick Havenstrite
Chief Executive Officer
Desert Hawk Gold Corp.
1290 Holcomb Ave.
Reno, Nevada 89502

   Re: **Desert Hawk Gold Corp.**
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed April 14, 2014
     File No. 333-169701

Dear Mr. Havenstrite:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John Reynolds

         John Reynolds
         Assistant Director